SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No:  000-21659

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 20-F
[ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  June 30, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

Full Name of Registrant:  EDnet, Inc.

Former Name if Applicable:


Address of Principal Executive Office (Street and Number):
One Union Street, San Francisco, California 94111


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See Part III Narrative attached hereto.
(Attach Extra Sheets if Needed)


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

(Name)          (Area Code)   (Telephone Number)
Tom Kobayashi  (415)            274-8804
Chairman and Chief Executive Officer

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the financial statements have not yet been finalized, it is anticipated that the Company will have a loss in the amount $4.3 million as compared to a loss of

1.2 million in the corresponding period of the last fiscal year. This increase is primarily the result of expanded research and development described in the Company's Form 10-QSB for its fiscal quarter ended December 31, 1996, a write-off of goodwill in connection with the Company's previous acquisition of Internet Worldwide Business Solutions, Inc., and other non-recurring expenses incurred durng the fiscal year ended June 30, 1997.


(Name of Registrant as specified in charter)
EDnet, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 30, 1997

By: /s/ TOM KOBAYASHI
    --------------------------------------
    Tom Kobayashi, Chairman


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


EDnet, Inc.

Form 12b-25 With Respect to Annual Report on Form 10-KSB for Year Ending June 30, 1997


PART III - NARRATIVE

Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1997 will not be filed by September 30, 1997 due to the fact that the Company has devoted most of its time and resources in trying to obtain equity financing, and has not yet completed the Form 10-KSB. It is not clear at this time whether the 10-KSB will be complete within the fifteen day period allowed by this Form 12B-25, and it is unlikely that an audit of the financial statements will be completed during that time.